Exhibit 99.1

GERDAU S.A. and subsidiaries Quarterly Results - 4Q13	Feb. 21, 2014

Mission

To create value for our customers, shareholders, employees and communities by operating as a sustainable steel business.

Vision

To be a global organization and a benchmark in any business we conduct.

Values

Be the CUSTOMER’S choice

SAFETY above all

Respected, engaged and fulfilled EMPLOYEES

Pursuing EXCELLENCE with SIMPLICITY

Focus on RESULTS

INTEGRITY with all stakeholders

Economic, social and environmental SUSTAINABILITY

Gerdau is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. Recently it began operating in two new markets in Brazil with its entry into the production of flat steel and the expansion of its iron ore activities, initiatives which expanded its product mix and made its operations even more competitive. With over 45,000 employees, Gerdau has industrial operations in 14 countries in the Americas, Europe and Asia, which together represent installed capacity of over 25 million tonnes of steel per year. It is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development in the regions where it operates. With more than 120,000 shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

Highlights in the fourth quarter of 2013

	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
Key Information	2013	2012	4Q13/4Q12	2013	4Q13/3Q13	2013	2012	2013/2012
Production of Crude Steel (1,000 tonnes)	4,446	4,186	6.2%	4,507	-1.4%	18,009	18,920	-4.8%
Shipments (1,000 t)	4,555	4,317	5.5%	4,775	-4.6%	18,519	18,594	-0.4%
Net Sales (R$ million)	10,321	8,988	14.8%	10,494	-1.6%	39,863	37,982	5.0%
EBITDA (R$ million)	1,370	891	53.8%	1,413	-3.0%	4,784	4,176	14.6%
Net Income (R$ million)	492	143	244.1%	642	-23.4%	1,694	1,496	13.2%
Gross margin	13.1%	11.3%		14.6%		12.9%	12.5%
EBITDA Margin	13.3%	9.9%		13.5%		12.0%	11.0%
Shareholders’ equity (R$ million)	32,021	28,798		31,136		32,021	28,798
Total Assets (R$ million)	58,215	53,093		56,208		58,215	53,093
Gross debt / Total capitalization (1)	34.0%	33.0%		33.0%		34.0%	33.0%
Net debt(2) / EBITDA (3)	2,5x	2,8x		2,8x		2,5x	2,8x

(1) Total capitalization = shareholders’ equity + gross debt

(2) Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

(3) EBITDA in the last 12 months

World steel market

Steel Industry Production	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(1,000 tonnes)	2013	2012	4Q13/4Q12	2013	4Q13/3Q13	2013	2012	2013/2012
Crude Steel
Brazil	8,340	8,445	-1.2%	8,877	-6.0%	34,178	34,524	-1.0%
North America (except Mexico)	24,876	24,107	3.2%	25,293	-1.6%	99,415	102,202	-2.7%
Latin America (except Brazil)	8,238	8,683	-5.1%	8,580	-4.0%	31,692	31,347	1.1%
China	188,311	176,591	6.6%	197,510	-4.7%	779,040	724,688	7.5%
Others	191,221	180,284	6.1%	156,158	22.5%	662,876	660,139	0.4%
Total (1)	420,986	398,110	5.7%	396,418	6.2%	1,607,200	1,552,900	3.5%

Source: worldsteel and Gerdau

(1) Figures represent approximately 98% of total production in 62 countries.

•      In 4Q13, world steel production grew in relation to 4Q12 (see table above), led by China. Production performance in the regions where Gerdau operates was as follows: (i) in Brazil, the reduction was due to lower exports in the quarter and the destocking trend in the steel chain; (ii) in North America, the increase was driven by the gradual recovery in demand; and (iii) in Latin America, the reduction was mainly due to the high levels of imports in the region’s various countries. China remained an important player in the international market, accounting for 44.7% of world steel production. Average capacity utilization in the world steel industry stood at 78.1% in 2013. However, in December, capacity utilization stood at 74.2% due to seasonal factors.

•      On October 7, 2013, World Steel Association released its Short Range Outlook (latest available data) containing forecasts for global apparent steel consumption in 2014, in which it estimated growth at 3.3%. The main risks that were expected to affect the global economy in early 2013 - the eurozone crisis and a sharp slowdown in China’s economy - stabilized over the course of the year. In 2013, some emerging countries did not perform as expected, although China has been an exception. For 2014, worldsteel expects continued recovery in world steel demand, led by developed countries, where growth is expected to recover. On the other hand, slower growth is expected in China’s steel consumption in 2014 (+3.0%). In addition, structural problems, political instability and volatility in financial markets in emerging countries should weigh on growth in these economies.

Gerdau’s performance in the fourth quarter of 2013

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Business operations

The information in this report is presented in accordance with Gerdau’s corporate governance, as follows:

•      Brazil (Brazil BO) — includes the steel operations in Brazil (except special steel), the iron ore operation in Brazil and the metallurgical and coking coal operation in Colombia;

•      North America (North America BO) — includes all North American operations, except Mexico and special steel;

•      Latin America (Latin America BO) — includes all Latin American operations, except the operations in Brazil and the metallurgical and coking coal operation in Colombia;

•      Special Steel (Special Steel BO) — includes the special steel operations in Brazil, Spain, United States and India.

Crude steel production

Production	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(1,000 tons)	2013	2012	4Q13/4Q12	2013	4Q13/3Q13	2013	2012	2013/2012
Crude Steel (slabs/blooms/billets)
Brazil	1,691	1,702	-0.6%	1,794	-5.7%	6,963	7,204	-3.3%
North America	1,549	1,425	8.7%	1,457	6.3%	6,121	6,900	-11.3%
Latin America	426	408	4.4%	444	-4.1%	1,726	1,840	-6.2%
Special Steel	780	651	19.8%	812	-3.9%	3,199	2,976	7.5%
Total	4,446	4,186	6.2%	4,507	-1.4%	18,009	18,920	-4.8%

•      On a consolidated basis, production in 4Q13 grew in relation to 4Q12, driven by higher shipments, especially in the Special Steel and North America BOs. In the Special Steel BO, the higher production volumes in 4Q13 also consider the new mill in India, which had not yet started operations in 4Q12.

•      Compared to 3Q13, the slight reduction in consolidated production was due to the seasonality of 4Q13, with the exception the North America BO, which in 3Q13 underwent a process to optimize inventories, with production growth lagging the growth in shipments.

•      In fiscal year 2013 compared to 2012, the growth in production lagged the growth in shipments in virtually all Business Operations due to the efforts made to optimize working capital, especially the reduction in inventories.

Crude Steel Production

(in thousands of tonnes)

Shipments

Consolidated Shipments	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(1,000 tons)	2013	2012	4Q13/4Q12	2013	4Q13/3Q13	2013	2012	2013/2012
Brazil (1)	1,792	1,814	-1.2%	1,913	-6.3%	7,281	7,299	-0.2%
Domestic Market	1,416	1,294	9.4%	1,544	-8.3%	5,883	5,320	10.6%
Exports	376	520	-27.7%	369	1.9%	1,398	1,979	-29.4%
North America	1,476	1,359	8.6%	1,608	-8.2%	6,145	6,472	-5.1%
Latin America	715	647	10.5%	720	-0.7%	2,807	2,707	3.7%
Special Steel	711	603	17.9%	713	-0.3%	2,857	2,657	7.5%
Eliminations and Adjustments	(139)	(106)		(179)		(571)	(541)
Total	4,555	4,317	5.5%	4,775	-4.6%	18,519	18,594	-0.4%

(1) Does not consider coking coal, coke and iron ore shipments.

•      Consolidated shipments registered growth in 4Q13 compared to 4Q12, with distinct performances in the various business operations. In the Brazil BO, shipments to the domestic market grew driven by strong demand, especially in the infrastructure and commercial construction sectors. On the other hand, exports were reduced by the international market still slightly demanded and by steel overcapacity in the world. In the North America BO, the growth in shipments in 4Q13 was due to the better current economic scenario and the low level of shipments in 4Q12, a period that reflected the uncertainties regarding U.S. fiscal policy. In the Special Steel BO, shipments grew in all countries where Gerdau operates, including India, where the new rolling mill began operations in early 2013. In the Latin America BO, stronger shipments were observed mainly at the units in Colombia, Peru and Chile.

•      Compared to 3Q13, the decrease in consolidated shipments is attributed to the typical seasonality of the fourth quarter.

•      In fiscal year 2013, consolidated shipments were virtually stable in relation to 2012. In the Brazil BO, as was the case in the consolidated result, sales remained stable but posted significant growth in the domestic market. On the other hand, exports were reduced by the international market still slightly demanded and by steel overcapacity in the world. In the North America BO, the lower shipments in the period are explained by the market’s slow growth in 2013 and by the growing share of imported products due to the stronger U.S. dollar. In the Latin America BO, shipments increased in the period driven by the solid economic growth observed in the countries in which Gerdau operates. In the Special Steel BO, the recovery in shipments was driven by the improvement in Brazil’s heavy vehicle industry, following implementation of the Euro 5 emissions standard, and by the shipments resulting from the first year of operations of the mill in India.

Consolidated Shipments

(breakdown by BO)

Net sales

Net Sales	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(R$ million)	2013	2012	4Q13/4Q12	2013	4Q13/3Q13	2013	2012	2013/2012
Brazil (1)	3,988	3,589	11.1%	3,986	0.1%	15,111	14,100	7.2%
Domestic Market	3,229	2,792	15.7%	3,457	-6.6%	12,921	11,341	13.9%
Exports	759	797	-4.8%	529	43.5%	2,190	2,759	-20.6%
North America	3,102	2,709	14.5%	3,443	-9.9%	12,562	12,450	0.9%
Latin America	1,464	1,219	20.1%	1,426	2.7%	5,366	4,964	8.1%
Special Steel	2,044	1,713	19.3%	2,045	0.0%	8,023	7,389	8.6%
Eliminations and Adjustments	(277)	(242)		(406)		(1,199)	(921)
Total	10,321	8,988	14.8%	10,494	-1.6%	39,863	37,982	5.0%

(1) Includes coking coal, coke and iron ore net sales.

•      In 4Q13, consolidated net sales grew in relation to 4Q12 in all Business Operations due to different reasons. In the Brazil BO, the growth in net sales was due to higher shipments of steel products to the domestic market and to the increase in net sales per tonne sold. Moreover, the higher shipments of iron ore in 4Q13 in relation to 4Q12 prevented export net sales from suffering the effects from lower exports of steel products. In the North America BO, the growth in net sales was driven by higher shipments and higher net sales per tonne sold, which was influenced by exchange variation in the period (depreciation of +10.6% in the Brazilian real against the U.S. dollar, average in period). In the Latin America BO, the growth in net sales growth was due to the higher shipments and higher net sales per tonne sold. In the Special Steel BO, the growth in net sales is explained mainly by the higher shipments in all countries where Gerdau operates.

•      In relation to 3Q13, consolidated net sales decreased in relation to 4Q13, mainly due to the lower shipments in all Business Operations. In the Brazil BO, the decrease in net sales due to lower shipments of steel products was offset mainly by the higher net sales driven by the growth in iron ore shipments to third parties, which resulted in stable net sales in the business operation.

•      In fiscal year 2013 compared to 2012, consolidated net sales grew influenced by different aspects in each Business Operation. In the Brazil BO, net sales grew driven primarily by higher shipments to the domestic market. In the Special Steel and Latin America BOs, higher shipments and the increase in net sales per tonne sold were the main factors influencing net sales growth. In the North America BO, net sales were virtually stable, with the increase in net sales per tonne sold, which was influenced by exchange variation in the period (depreciation of 10.4% in the Brazilian real against the U.S. dollar, average in period), offsetting the reduction in shipments.

Cost of goods sold and gross margin

		4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
Cost of Goods Sold and Gross Margin		2013	2012	4Q13/4Q12	2013	4Q13/3Q13	2013	2012	2013/2012
Brazil	Net sales (R$ million)	3,988	3,589	11.1%	3,986	0.1%	15,111	14,100	7.2%
	Cost of goods sold (R$ million)	(3,081)	(2,872)	7.3%	(2,981)	3.4%	(11,894)	(11,630)	2.3%
	Gross profit (R$ million)	907	717	26.5%	1,005	-9.8%	3,217	2,470	30.2%
	Gross margin (%)	22.7%	20.0%		25.2%		21.3%	17.5%

North America	Net sales (R$ million)	3,102	2,709	14.5%	3,443	-9.9%	12,562	12,450	0.9%
	Cost of goods sold (R$ million)	(2,964)	(2,621)	13.1%	(3,295)	-10.0%	(11,919)	(11,453)	4.1%
	Gross profit (R$ million)	138	88	56.8%	148	-6.8%	643	997	-35.5%
	Gross margin (%)	4.4%	3.2%		4.3%		5.1%	8.0%

Latin America	Net sales (R$ million)	1,464	1,219	20.1%	1,426	2.7%	5,366	4,964	8.1%
	Cost of goods sold (R$ million)	(1,295)	(1,175)	10.2%	(1,264)	2.5%	(4,801)	(4,635)	3.6%
	Gross profit (R$ million)	169	44	284.1%	162	4.3%	565	329	71.7%
	Gross margin (%)	11.5%	3.6%		11.4%		10.5%	6.6%

Special Steel	Net sales (R$ million)	2,044	1,713	19.3%	2,045	0.0%	8,023	7,389	8.6%
	Cost of goods sold (R$ million)	(1,911)	(1,528)	25.1%	(1,823)	4.8%	(7,309)	(6,421)	13.8%
	Gross profit (R$ million)	133	185	-28.1%	222	-40.1%	714	968	-26.2%
	Gross margin (%)	6.5%	10.8%		10.9%		8.9%	13.1%

Eliminations and Adjustments	Net sales (R$ million)	(277)	(242)		(406)		(1,199)	(921)
	Cost of goods sold (R$ million)	280	227		403		1,195	905
	Gross profit (R$ million)	3	(15)		(3)		(4)	(16)

Consolidated	Net sales (R$ million)	10,321	8,988	14.8%	10,494	-1.6%	39,863	37,982	5.0%
	Cost of goods sold (R$ million)	(8,971)	(7,969)	12.6%	(8,960)	0.1%	(34,728)	(33,234)	4.5%
	Gross profit (R$ million)	1,350	1,019	32.5%	1,534	-12.0%	5,135	4,748	8.2%
	Gross margin (%)	13.1%	11.3%		14.6%		12.9%	12.5%

•      In the comparison of 4Q13 with 4Q12 on a consolidated basis, cost of goods sold increased due to the higher shipments and higher cost per tonne sold, which, however, was lower than the increase in net sales per tonne sold, leading to gross margin expansion. In the Brazil BO, the increase in cost of goods sold is explained mainly by the higher shipments of iron ore in 4Q13. However, the increase in net sales was higher than the increase in cost of goods sold, leading to gross margin expansion in the period. In the Latin America and North America BOs, the increase in cost of goods sold was mainly due to the higher shipments. This increase in shipments led to higher dilution of fixed costs and consequently to gross margin expansion. In the Special Steel BO, the increase in cost of goods sold was mainly due to the growth in shipments. Despite the higher volume, gross margin decreased, which is mainly explained by the learning curve in the India operation, where production started in January 2013.

•      On a consolidated basis, gross margin decreased in 4Q13 compared to 3Q13, reflecting the weaker performances of the Brazil and Special Steel BOs. In the Brazil BO, the decrease in gross margin was due to the reduction in shipments of steel products to the domestic market, which was partially offset by the increase in gross profit resulting from the growth in iron ore shipments. In the Special Steel BO, the gross margin compression in the period was due to changes in the geographic mix of shipments, with a lower share of Brazil and a higher share of Spain and India, which have lower margins. On the other hand, in the North America BO, gross margin was flat, with net sales and cost of goods sold decreasing in the same proportion.

•      In fiscal year 2013, consolidated gross margin expanded slightly in relation to fiscal year 2012, influenced by different aspects in each Business Operation. In the Brazil BO, gross margin expanded driven by higher shipments to the domestic market and by the growth in net sales per tonne sold outpacing the growth in cost per tonne sold in this market. In the North America BO, gross margin contracted due to the lower gross profit resulting from the lower shipments in the period. In the Latin America BO, the improvement in gross margin was due to the higher dilution of fixed costs resulting from the growth in shipments and the efforts to optimize costs. In the Special Steel BO, the contraction in gross margin is explained by the higher costs related to the learning curve in the India operation and by the reduction in net sales per tonne sold in Spain and the United States.

Selling, general and administrative expenses

SG&A	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(R$ million)	2013	2012	4Q13/4Q12	2013	4Q13/3Q13	2013	2012	2013/2012
Selling expenses	165	156	5.8%	177	-6.8%	659	587	12.3%
General and administrative expenses	504	450	12.0%	495	1.8%	1,953	1,884	3.7%
Total	669	606	10.4%	672	-0.4%	2,612	2,471	5.7%
Net Sales	10,321	8,988	14.8%	10,494	-1.6%	39,863	37,982	5.0%
% of net sales	6.5%	6.7%		6.4%		6.6%	6.5%

•      Selling, general and administrative expenses as a ratio of net sales remained flat in all comparison periods. This demonstrates the Company’s efforts to rationalize these expenses, especially in a period marked by cost pressures and Brazilian real depreciation, which impacts these expenses in our international operations when translated into real.

Equity income

•      The jointly controlled entities and associate companies, whose results are calculated using the equity method, recorded steel shipments of 285,000 metric tons in 4Q13, based on their respective equity interests, resulting in net sales of R$ 537.8 million.

•      Based on the performance of jointly controlled entities and associate companies, equity income was positive R$ 19.3 million in 4Q13, compared to negative R$ 5.8 million in 4Q12.

EBITDA

Breakdown of Consolidated EBITDA (1)	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(R$ million)	2013	2012	4Q13/4Q12	2013	4Q13/3Q13	2013	2012	2013/2012
Net income	492	143	244.1%	642	-23.4%	1,694	1,496	13.2%
Net financial result	355	222	59.9%	206	72.3%	1,301	789	64.9%
Provision for income and social contribution taxes	(39)	60	—	37	—	(241)	63	—
Depreciation and amortization	562	466	20.6%	528	6.4%	2,030	1,828	11.1%
EBITDA	1,370	891	53.8%	1,413	-3.0%	4,784	4,176	14.6%
EBITDA Margin	13.3%	9.9%		13.5%		12.0%	11.0%

(1) Includes the results from jointly controlled entities and associate companies based on the equity income method.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity. The Company’s EBITDA is already calculated pursuant to Instruction 527 of the CVM.

Conciliation of Consolidated EBITDA	4th Quarter	4th Quarter	3rd Quarter	Fiscal Year	Fiscal Year
(R$ million)	2013	2012	2013	2013	2012
EBITDA (1)	1,370	891	1,413	4,784	4,176
Depreciation and amortization	(562)	(466)	(528)	(2,030)	(1,828)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	808	425	885	2,754	2,348

(1) Non-accounting measurement adopted by the Company.

(2) Accounting measurement disclosed in consolidated Statements of Income.

Consolidated EBITDA and EBITDA Margin (R$ million)	EBITDA Margin

EBITDA

(breakdown by BO)

		4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
EBITDA by Business Operation		2013	2012	4Q13/4Q12	2013	4Q13/3Q13	2013	2012	2013/2012
Brazil	EBITDA (R$million)	990	703	40.8%	982	0.8%	3,228	2,395	34.8%
	EBITDA margin (%)	24.8%	19.6%		24.6%		21.4%	17.0%

North America	EBITDA (R$million)	139	59	135.6%	129	7.8%	575	922	-37.6%
	EBITDA margin (%)	4.5%	2.2%		3.7%		4.6%	7.4%

Latin America	EBITDA (R$million)	136	21	547.6%	131	3.8%	428	180	137.8%
	EBITDA margin (%)	9.3%	1.7%		9.2%		8.0%	3.6%

Special Steel	EBITDA (R$million)	205	218	-6.0%	273	-24.9%	909	1,073	-15.3%
	EBITDA margin (%)	10.0%	12.7%		13.3%		11.3%	14.5%

Eliminations and Adjustments	EBITDA (R$million)	(100)	(110)		(102)		(356)	(394)

Consolidated	EBITDA (R$million)	1,370	891	53.8%	1,413	-3.0%	4,784	4,176	14.6%
	EBITDA margin (%)	13.3%	9.9%		13.5%		12.0%	11.0%

•      Consolidated EBITDA and EBITDA margin increased in 4Q13 compared to 4Q12, due to the growth in consolidated gross profit and the net proceeds from the divestment of commercial properties recorded in the line “other operating income” in the Brazil BO. Note that the divestment of properties is consistent with the Company’s objective of focusing on the strength of its balance sheet and improving the return on its assets. In the Brazil BO, which accounted for 67.3% of EBITDA, the absolute value and margin increased reflecting the improvement in gross profit, as mentioned in the section “Cost of goods sold and gross margin” and the proceeds from the divestment of commercial properties. In the North America BO, which accounted for 9.5% of EBITDA, the improvement in EBITDA and EBITDA margin mainly reflects the gross profit growth driven by higher shipments in the period. In the Latin America BO, which accounted for 9.3% of EBITDA, both EBITDA and EBITDA margin increased, mainly due to the higher shipments and resulting higher dilution of fixed costs. In the Special Steel BO, which accounted for 13.9% of EBITDA, EBITDA and EBITDA margin decreased, mainly explained by the performance of the operation in India, which is in the ramp-up phase.

•      On a consolidated basis and comparing 4Q13 with 3Q13, EBITDA decreased slightly, while EBITDA margin was flat, with the performance of each Business Operation varying. In the Brazil BO, the gross margin compression described in the section “Cost of goods sold and gross margin” was offset by the divestment of properties recorded in the line “Other operating income” in 4Q13, leading to a virtually stable absolute EBITDA and EBITDA margin. In the North America BO, despite the stability in gross margin, the increases in EBITDA and EBITDA margin are mainly explained by the better result in equity income. In the Special Steel BO, the reductions in EBITDA and EBITDA margin were due to the changes in the geographic mix of shipments, with a lower share of Brazil and a higher share of Spain and India, which have lower margins.

•      In 2013 compared to 2012, consolidated EBITDA and EBITDA margin grew, driven in large part by the higher share of the Brazil BO, which is explained by the improvement in the performance of the domestic market between the comparison periods and the better results on Latin America BO.

Financial result

Financial Result	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(R$ million)	2013	2012	4Q13/4Q12	2013	4Q13/3Q13	2013	2012	2013/2012
Financial income	91	69	31.9%	95	-4.2%	293	317	-7.6%
Financial expenses	(280)	(272)	2.9%	(258)	8.5%	(1,053)	(953)	10.5%
Exchange variation, net	(177)	(14)	1164.3%	(45)	293.3%	(544)	(134)	306.0%
Exchange variation on net investment hedge	(118)	(11)	972.7%	(15)	686.7%	(323)	(176)	83.5%
Exchange variation - other lines	(59)	(3)	1866.7%	(30)	96.7%	(221)	42	—
Gains (losses) on financial instruments, net	11	(5)	—	2	450.0%	3	(19)	—
Financial Result	(355)	(222)	59.9%	(206)	72.3%	(1,301)	(789)	64.9%

•      In 4Q13 compared to 4Q12, the higher negative financial result mainly reflects the lower negative net exchange variation on liabilities contracted in U.S. dollar, due to the depreciation in the Brazilian real against the U.S. dollar (end of period) of 5.0% in 4Q13 and 0.6% in 4Q12.

•      Compared to 3Q13, the higher negative financial result is mainly explained by the negative net exchange variation in 4Q13 due to the depreciation in the Brazilian real against the U.S. dollar (end of period) of 5.0% in 4Q13 and 0.6% in 3Q13.

•      In 2013 compared to 2012, the higher negative financial result was mainly due to the exchange variation on liabilities contracted in currencies other than the Brazilian real, mainly the U.S. dollar, and, to a lesser extent, to the higher financial expense caused by the increase in the average interest rate between the periods.

•      Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as a hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect from exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

Net income

Net Income	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(R$ million)	2013	2012	4Q13/4Q12	2013	4Q13/3Q13	2013	2012	2013/2012
Income before taxes (1)	453	203	123.2%	679	-33.3%	1,453	1,559	-6.8%
Income and social contribution taxes (IR/CS)	39	(60)	—	(37)	—	241	(63)	—
IR/CS on net investment hedge	118	11	972.7%	15	686.7%	323	134	141.0%
IR/CS - other lines	(79)	(71)	11.3%	(52)	51.9%	(82)	(197)	-58.4%
Consolidated Net Income (1)	492	143	244.1%	642	-23.4%	1,694	1,496	13.2%

(1) Includes the results from jointly controlled entities and associate companies based on the equity income method.

•      Consolidated net income in 4Q13 grew in relation to 4T12, reflecting the higher operating income between the periods. Compared to 3Q13, the decrease in net income is explained by the weaker operating performance due to seasonality and by the higher negative financial result.

•      Consolidated net income increased in fiscal year 2013 compared to 2012, driven by the improved operating result, which was partially offset by the negative financial result.

Dividends

•      The companies Metalúrgica Gerdau S.A. and Gerdau S.A. approved, based on the results recorded in 4Q13, the prepayment of the minimum mandatory dividend for fiscal year 2013 in the form of dividends, as shown below:

•          Payment date: March 17th, 2014

•          Record date: March 5th, 2014

•          Ex-dividend date: March 6th, 2014

•          Metalúrgica Gerdau S.A.

•          R$ 32.5 million (R$ 0.08 per share)

•          Gerdau S.A.

•          R$ 119.3 million (R$ 0.07 per share)

•      For 2013, Metalúrgica Gerdau S.A. and Gerdau S.A. have approved the payment of R$ 150.4 million (R$ 0.37 per share) and R$ 476.7 million (R$ 0.28 per share), respectively, in the form of dividends and/or interest on capital.

Investments

•      In 4Q13, investments in fixed assets amounted to R$ 677.2 million, bringing total investments in the year to R$ 2.6 billion. Of the amount invested in the year, 58.9% was allocated to the Brazil BO, 20.2% to the Special Steel BO, 14.2% to the North America BO and 6.7% to the Latin America BO.

•      In the year, the main investments made in capacity expansion projects were: the expansion of iron ore activities, with the startup of the new ore treatment unit in Miguel Burnier (Minas Gerais) which increased annual production capacity to 11.5 million tonnes; the completion of the installation of the rolling mill to produce coiled hot-rolled strips in Ouro Branco (Minas Gerais) with annual capacity of 800,000 tonnes; the startup of the new rolling mills to produce special steel in Pindamonhangaba (São Paulo) with annual production capacity of 500,000 tonnes, and in India, with annual production capacity of 300,000 tonnes.

•      Progress was also made on construction of the new unit in Mexico in conjunction with Corsa to produce structural shapes, with annual capacity of 1 million tonnes of steel and 700,000 tonnes of rolled steel.

Working capital and Cash conversion cycle

•      In December 2013, working capital was flat in relation to September 2013, with the cash conversion cycle (working capital divided by daily net sales in the quarter) increasing slightly due to the reduction in net sales between the quarters.

•      In December 2013, working capital decreased by 3.6% from December 2012, despite the 14.8% growth in net sales in 4Q13 compared to 4Q12, which demonstrates the Company’s efforts to optimize its working capital needs and improve its liquidity. As a result, the cash conversion cycle (working capital divided by daily net sales in the quarter) decreased by 16 days in relation to December 2012.

•      Note that the reduction in working capital of R$ 350.2 million between December 2012 and December 2013 includes the effects from exchange variation, especially on the working capital of companies abroad. Excluding this variation, the cash effect of this reduction in the period was R$ 935.0 million.

Financial liabilities

Debt composition (R$ million)	12.31.2013	9.30.2013	12.31.2012
Short Term	1,838	1,769	2,583
Local Currency (Brazil)	491	435	652
Foreign Currency (Brazil)	262	272	469
Companies abroad	1,085	1,062	1,462
Long Term	14,869	14,022	12,086
Local Currency (Brazil)	2,927	2,506	2,240
Foreign Currency (Brazil)	8,725	8,146	6,422
Companies abroad	3,217	3,370	3,424
Gross Debt (principal + interest)	16,707	15,791	14,669
Interest on the debt	(391)	(338)	(309)
Gross Debt (principal)	16,316	15,453	14,360
Cash, cash equivalents and short-term investments	4,222	3,512	2,497
Net Debt(1)	12,094	11,941	11,863

(1) Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

•      On December 31, 2013, the composition of gross debt (principal) was 8.9% short term and 91.1% long term. The increase in gross debt on December 31, 2013 compared to December 31, 2012 is mainly due to the effect of exchange variation on loans denominated in currencies other than the Brazilian real in the comparison periods.

•      The exposure of gross debt to foreign currency decreased slightly, from 80.3% on December 31, 2012 to 79.5% on December 31, 2013, despite the 14.6% depreciation in the Brazilian real against the U.S. dollar in the period. The reduction in this exposure was due to the Company’s financial management efforts to reduce currency risk during a period marked by high volatility in the Brazilian real.

•      The growth in cash (cash, cash equivalents and financial investments) of R$ 1.7 billion between December 2012 and December 2013 was due to lower working capital needs and higher free cash flow. On December 31, 2013, 49.3% of this cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      The 1.9% increase in the balance of net debt on December 31, 2013 compared to December 31, 2012 is explained by the growth in the Company’s gross debt, which was partially offset by the increase in its cash position in the period.

•      On December 31, 2013, the nominal weighted average cost of gross debt (principal) was 6.5%, being 8.6% for the portion denominated in Brazilian real, 5.9% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil, and 6.1% for the portion contracted by subsidiaries abroad. On December 31, 2013, the average gross debt term was 5.3 years.

•      The Company’s main debt indicators are shown below:

Indicators	12.31.2013	9.30.2013	12.31.2012
Gross debt / Total capitalization (1)	34%	33%	33%
Net debt(2) / EBITDA (3)	2,5x	2,8x	2,8x
EBITDA (3) / Net financial expenses (3)	6,3x	5,5x	6,4x

(1) Total capitalization = shareholders’ equity + gross debt (principal)

(2) Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

(3) Last 12 months

•      The net debt/EBITDA ratio on December 31, 2013 improved from December 31, 2012, reflecting the Company’s efforts to reduce working capital needs and improve the cash generation of its businesses.

Indebtedness

(R$ billion)

•      On December 31, 2013, the gross debt (principal) payment schedule was as follows:

Amortization schedule of gross debt (principal)

Short Term	R$ million
1st quarter of 2014	462
2nd quarter of 2014	484
3rd quarter of 2014	316
4th quarter of 2014	186
Total	1,448

Long Term	R$ million
2015	959
2016	592
2017	4,058
2018 and after	9,259
Total	14,868

Corporate governance

Corporate Sustainability Index (ISE)

•      For the eighth consecutive year, Gerdau S.A. and Metalúrgica Gerdau S.A. figured among the 40 companies forming the new portfolio of the Corporate Sustainability Index (ISE) of the BM&FBOVESPA, which will be valid from January 6, 2014 to January 2, 2015. The index is formed by the stocks of companies that present the most sustainable practices over the long term and a high level of commitment to the themes of corporate governance, social responsibility and environmental aspects.

Apimec Meeting

•      In November 2013, Gerdau held meetings in São Paulo and Rio de Janeiro sponsored by the Capital Market Professionals and Investors Association (Apimec) in which approximately 200 people attended.

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2013 and 2012

In thousands of Brazilian reais (R$)

	2013	2012
CURRENT ASSETS
Cash and cash equivalents	2,099,224	1,437,235
Short-term investments
Held for Trading	2,123,168	1,059,605
Trade accounts receivable - net	4,078,806	3,695,381
Inventories	8,499,691	9,021,542
Tax credits	716,806	601,148
Income and social contribution taxes recoverable	367,963	335,600
Unrealized gains on financial instruments	319	0
Other current assets	291,245	259,886
	18,177,222	16,410,397

NON-CURRENT ASSETS
Tax credits	103,469	119,582
Deferred income taxes	2,056,445	2,210,300
Related parties	87,159	132,478
Judicial deposits	1,155,407	922,578
Other non-current assets	220,085	231,130
Prepaid pension cost	555,184	553,095
Investments in associates and jointly-controlled entities	1,590,031	1,425,605
Goodwill	11,353,045	10,033,396
Other Intangibles	1,497,919	1,364,416
Property, plant and equipment, net	21,419,074	19,690,181
	40,037,818	36,682,761

TOTAL ASSETS	58,215,040	53,093,158

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2013 and 2012

In thousands of Brazilian reais (R$)

	2013	2012
CURRENT LIABILITIES
Trade accounts payable	3,271,419	3,059,684
Short-term debt	1,810,783	2,324,374
Debentures	27,584	257,979
Taxes payable	473,773	440,754
Income and social contribution taxes payable	177,434	87,944
Payroll and related liabilities	655,962	558,634
Dividends payable	119,455	47,379
Employee benefits	50,036	53,930
Environmental liabilities	15,149	24,536
Unrealized losses on financial instruments	274	1,535
Put options on non-controlling interests	—	607,760
Other current liabilities	634,761	358,673
	7,236,630	7,823,182

NON-CURRENT LIABILITIES
Long-term debt	14,481,497	11,725,868
Debentures	386,911	360,334
Related parties	43	15
Deferred income taxes	1,187,252	1,795,963
Unrealized losses on financial instruments	3,009	6,664
Provision for tax, civil and labor liabilities	1,294,598	1,081,381
Environmental liabilities	90,514	42,395
Employee benefits	942,319	1,187,621
Other non-current liabilities	571,510	271,818
	18,957,653	16,472,059

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(238,971)	(290,240)
Capital reserves	11,597	11,597
Retained earnings	10,472,752	9,180,210
Operations with non-controlling interests	(1,732,962)	(1,728,627)
Other reserves	2,577,482	823,483
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	30,339,079	27,245,604

NON-CONTROLLING INTERESTS	1,681,678	1,552,313

EQUITY	32,020,757	28,797,917

TOTAL LIABILITIES AND EQUITY	58,215,040	53,093,158

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2013 and 2012

In thousands of Brazilian reais (R$)

	For the three-month period ended		For the years ended
	December 31, 2013	December 31, 2012	2013	2012

NET SALES	10,320,997	8,987,704	39,863,037	37,981,668
Cost of sales	(8,971,343)	(7,969,258)	(34,728,460)	(33,234,102)
GROSS PROFIT	1,349,654	1,018,446	5,134,577	4,747,566
Selling expenses	(165,240)	(156,316)	(658,862)	(587,369)
General and administrative expenses	(504,020)	(450,477)	(1,953,014)	(1,884,306)
Other operating income	172,704	117,983	318,256	244,414
Other operating expenses	(64,162)	(98,351)	(140,535)	(180,453)
Equity in earnings of unconsolidated companies	19,337	(5,834)	54,001	8,353
INCOME BEFORE FINANCIAL INCOME(EXPENSES) AND TAXES	808,273	425,451	2,754,423	2,348,205
Financial income	90,610	68,541	292,910	316,611
Financial expenses	(279,890)	(271,851)	(1,053,385)	(952,679)
Exchange variations, net	(176,619)	(14,230)	(544,156)	(134,128)
Gain and losses on financial instruments, net	10,537	(4,836)	2,854	(18,547)
INCOME BEFORE TAXES	452,911	203,075	1,452,646	1,559,462
Income and social contribution taxes
Current	(67,913)	25,732	(318,422)	(316,271)
Deferred	106,609	(86,146)	559,478	253,049

NET INCOME	491,607	142,661	1,693,702	1,496,240
ATTRIBUTABLE TO:
Owners of the parent	450,094	131,022	1,583,731	1,425,633
Non-controlling interests	41,513	11,639	109,971	70,607
	491,607	142,661	1,693,702	1,496,240

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2013 and 2012

In thousands of Brazilian reais (R$)

	2013	2012

Cash flows from operating activities
Net income for the year	1,693,702	1,496,240
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	2,029,507	1,827,499
Equity in earnings of unconsolidated companies	(54,001)	(8,353)
Exchange variation, net	544,156	134,128
(Gains) Losses on financial instruments, net	(2,854)	18,547
Post-employment benefits	95,514	38,665
Stock based remuneration	38,223	36,699
Income tax	(241,056)	63,222
(Gains) Losses on disposal of property, plant and equipment and investments, net	(133,593)	7,890
Allowance for doubtful accounts	47,345	50,084
Provision for tax, labor and civil claims	205,167	171,264
Interest income on investments	(135,040)	(155,638)
Interest expense on loans	901,273	811,416
Interest on loans with related parties	(1,573)	(1,594)
Provision for net realisable value adjustment in inventory	56,752	141,121
Release of allowance for inventory against cost upon sale of the inventory	(61,453)	(86,710)
	4,982,069	4,544,480
Changes in assets and liabilities
(Increase) Decrease in trade accounts receivable	(23,790)	168,134
Decrease (Increase) in inventories	1,018,398	(264,366)
Decrease in trade accounts payable	(128,942)	(522,870)
Decrease (Increase) in other receivables	120,645	(664,819)
Increase (Decrease) in other payables	162,863	(314,906)
Dividends from jointly-controlled entities	63,073	47,667
Purchases of trading securities	(3,360,144)	(2,060,511)
Proceeds from maturities and sales of trading securities	2,481,935	4,444,636
Cash provided by operating activities	5,316,107	5,377,445

Interest paid on loans and financing	(810,362)	(698,070)
Income and social contribution taxes paid	(407,333)	(335,328)
Net cash provided by operating activities	4,098,412	4,344,047

Cash flows from investing activities
Additions to property, plant and equipment	(2,598,265)	(3,127,256)
Proceeds from sales of property, plant and equipment, investments and other intangibles	237,203	35,334
Additions to other intangibles	(158,395)	(156,805)
Advance for capital increase in jointly-controlled entity	(77,103)	(206,214)
Cash and cash equivalents consolidated in business combinations	—	16,916
Payment for business acquisitions, net of cash of acquired entities	(55,622)	—
Increase in controlling interest in associated companies	(51,383)	—
Net cash used in investing activities	(2,703,565)	(3,438,025)

Cash flows from financing activities
Increase (Reduction) of capital by non-controlling interests in subsidiaries	383,788	(116,685)
Purchase of treasury shares	—	(44,932)
Proceeds from exercise of shares	35,465	5,269
Dividends and interest on capital paid	(426,988)	(523,076)
Proceeds from loans and financing	5,011,654	1,767,350
Repayment of loans and financing	(5,223,100)	(2,105,228)
Intercompany loans, net	46,933	(18,992)
Increase in controlling interest in subsidiaries	(33,090)	—
Put-Options on non-controlling interest	(599,195)	—
Net cash (used in) provided by financing activities	(804,533)	(1,036,294)

Exchange variation on cash and cash equivalents	71,675	90,908

Increase (Decrease) in cash and cash equivalents	661,989	(39,364)
Cash and cash equivalents at beginning of year	1,437,235	1,476,599
Cash and cash equivalents at end of year	2,099,224	1,437,235